Exhibit 99.4

GT GROUP TELECOM INC.

Material Change Report

Section 75(2) of the Securities Act (Ontario)
Section 85(1)(b) of the Securities Act (British Columbia)
Section 146(1)(b) of the Securities Act (Alberta)
Section 84(1)(b) of The Securities Act, 1988 (Saskatchewan)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

1.	Reporting Issuer

GT Group Telecom Inc. 20 Bay Street Suite 1300 Toronto, Ontario M5J 2N8

2.	Date of Material Change

June 19, 2002

3.	Press Release

A press release was distributed to Canada NewsWire on June 19, 2002. A copy of the press release is attached to this report as Schedule “A”.

4.	Summary of Material Change

See the attached press release for a summary of the material change.

5.	Full Description of Material Change

See the attached press release for a full description of the material change.

6.	Reliance on Confidentiality Provisions of Securities Legislation

Not applicable.

7.	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

8.	Senior Officers

For further information please contact Mark Hemingway, General Counsel, at (416) 848-2008.

9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 21st day of June, 2002.

/s/ Mark Hemingway

Mark Hemingway General Counsel

SCHEDULE “A”

Group Telecom provides update on reorganization and capital restructuring initiatives

TORONTO, June 19 — GT Group Telecom Inc. (TSX: GTG.B, GTG.A, NASDAQ: GTTLB), Canada’s largest independent, facilities-based telecommunications provider, today provided an update on its expected financial results for the quarter ending June 30, 2002, on its efforts to reorganize its operations to reduce costs and on its efforts to consider changes to the Company’s capital structure.

On February 19, 2002, Group Telecom announced a reorganization of its operations to reduce costs and manage its business to profitability. The results from the initiatives announced on February 19 have been positive, with Group Telecom realizing estimated annual cash savings of approximately C$38 million, in excess of initial estimates of C$30 million. In providing financial guidance for the current quarter, Group Telecom had previously indicated that it hoped to meet the revenue covenant ($260 million on a rolling four quarter basis) contained in its secured debt facilities through a combination of organic revenue growth and the completion of dark fibre and related hardware sales. Group Telecom currently believes that it will not complete all of the dark fibre and related hardware transactions within the timeframe necessary to enable it to meet its June 30, 2002 revenue covenant. Group Telecom has initiated discussions with the agents to its secured lending syndicate with respect to obtaining a waiver of, or forebearance in respect of, any failure to meet its revenue covenant. If the revenue covenant is not met and relief from it is not obtained, Group Telecom will have to consider all of its alternatives.

On March 22, 2002, Group Telecom announced the formation of a special committee and the engagement of Morgan Stanley & Co. Incorporated to assist the company in the consideration and possible pursuit of capital structure modifications. Group Telecom has worked with its professional advisors to review the company’s capital structure and business plans in light of the current environment for telecommunication providers in Canada. Group Telecom has also held discussions with its secured lenders, including banks and vendors, with respect to a possible restructuring of Group Telecom’s capital structure. These discussions are ongoing and further updates will be provided when appropriate.

Group Telecom has previously disclosed that, as of March 31, 2002, it had available liquidity of C$514 million, consisting of C$275 million in cash and C$239 million in available vendor facilities from Lucent and Cisco. These facilities are no longer available to Group Telecom. Group Telecom believes that its cash position of approximately C$220 million is more than sufficient to fund operations while it continues discussions with its secured lenders.

Group Telecom is Canada’s largest independent, facilities-based telecommunications provider, with a national fibre-optic network linked by 454,125 strand kilometres of fibre-optics, at March 31, 2002. Group Telecom’s unique backbone architecture is built with technologies such as Gigabit Ethernet for delivery of enhanced network performance and Synchronous Optical Network (SONET) for the highest level of network reliability. Group Telecom offers next-generation high-speed data, Internet, application and voice services, delivering enhanced communication solutions to Canadian businesses. Group Telecom operates with local offices in 17 markets across nine provinces in Canada. Group Telecom’s national office is in Toronto.

Certain statements in this press release may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of Group Telecom to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements due to changes in economic, business, competitive, technological or regulatory factors. More detailed information regarding these factors and other risks is summarized in the Company’s filings with the SEC, especially the section entitled “Risk Factors” in its Annual Report on Form 20-F for the fiscal year ended September 30, 2001. All data presented herein should be read in conjunction with such filings.

For further information: Media: Meredith Heinrich, Corporate Communications, Group Telecom, (416) 848-2613, pr(at)gt.ca; Analysts/Investors: Michael Minnes, Investor Relations, Group Telecom, (416) 848-2456, investor(at)gt.ca; For more information about Group Telecom, visit our website at www.gt.ca./